Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp, Inc.

On August 8, 2017, the below FAQs prepared in connection with the proposed merger transaction between Old National Bancorp and Anchor Bancorp, Inc. (“Anchor”) were provided to employees of Anchor’s wholly-owned subsidiary, Anchor Bank, N.A.:

‘About Old National’ FAQ (for internal use only)

Why did Old National seek this partnership with Anchor Bank?

Old National recognized the opportunity to expand our franchise into a vibrant growth market by partnering with a strong community bank with a similar commitment to personalized, solutions-based client service and strong community engagement and investment. As we began to explore the possibility of a partnership, the leadership teams from both companies quickly became convinced that the culture of high accountability and service-focused banking that you are accustomed to as an Anchor Bank associate was consistent with the Old National principles and vision. We are confident that this partnership represents a tremendous cultural and business fit, and we firmly believe it will benefit your clients and communities.

What can you tell me about my employment with Old National? Will I remain employed beyond the conversion?

Although some specific job duties may change, revenue-generating and relationship management positions will continue after the conversion, including all retail positions in the branches. In the weeks ahead, we’ll continue to partner with the Anchor leadership team to work through all the details of the integration and conversion process – including employment matters related to other roles in the company. Throughout this process, we are committed to open, honest and frequent communication.

What is the anticipated timeline for closing and conversion?

We expect to complete the transaction in the 1st quarter of 2018, with a conversion timeline still to be determined. We will communicate specific dates once they are available.

What are Old National Bank’s mission, vision and core values?

Our mission is to consistently exceed the expectations of our clients, associates and shareholders, and to be a bank that our clients embrace as their full-service financial partner…for life. We work to achieve this by steadfastly adhering to a set of strategic imperatives and by never wavering from our core values: Integrity, Teamwork, Leadership, Community, Responsibility with Accountability, Bias for Action, Excellence and Diversity & Inclusion.

Our vision is to be recognized in our communities as THE bank that builds long-term, highly valued relationships with our clients. These loyal relationships will be earned through the passionate commitment of our enthusiastic and energetic team of associates who provide unequalled client care and solutions. This commitment and focus on our clients and communities will result in consistent, quality earnings for our shareholders.

Old National is also deeply committed to ethics and governance. In fact, we have been named one of The World’s Most Ethical Companies by the prestigious Ethisphere Institute for six consecutive years. And our corporate culture has been certified by the Ethisphere Institute for eight straight years.

‘About Old National’ FAQ (for internal use only)

What are Old National’s strategic imperatives and how do they guide us?

We operate under three strategic imperatives:

1) Continue to strengthen our risk profile;

2) Increase our management discipline; and

3) Provide consistent, quality earnings to our shareholders.

Guided by these strategic imperatives, we focus on achieving sustainable, long-term growth through exceptional client service, active community engagement and a steady, fundamental approach to banking.

How does Old National encourage and empower community involvement?

Community involvement is encouraged and celebrated as a key component in achieving more for our clients, associates and shareholders. As a past recipient of the prestigious Points of Light Corporate Engagement Award for Excellence and, for the past two years, a winner of the American Banking Association Community Commitment Award, Old National has a long-standing tradition of being actively engaged in the communities we serve. In 2017, Old National funded more than $6 million in grants and sponsorships, and our associates donated over 86,000 total volunteer hours in support of more than 2,000 organizations.

Naturally, having a culture that embraces and empowers community engagement requires an organizational commitment to helping associates achieve an effective work-life balance. For four consecutive years, Old National has earned the Work-Life Seal of Distinction from WorldatWork’s Alliance for Work-Life Progress, a recognition that celebrates employers who help employees achieve “success at work and in their personal lives.” In addition, Old National was honored to be named one of the Best Banks to Work by American Banker magazine for 2016.

How do we approach client service?

Much like you do at Anchor Bank, at Old National we take the time to get to know each client and to understand his or her financial needs, which allows us to provide highly individualized solutions from a partnership perspective. In every market we serve, an unwavering focus on passionate, personal client service is the cornerstone of our success and THE feature that differentiates Old National.

What other lines of business are part of the Old National family?

In addition to providing comprehensive retail, mortgage, commercial and business banking services, Old National serves the wealth management and investment needs of clients.

•	Old National Wealth Management specializes in managing and maintaining the wealth of families, corporations and foundations with a one-on-one personal approach to growing client assets.

‘About Old National’ FAQ (for internal use only)

•	Old National Investments, offered through LPL Financial, provides a broad spectrum of products and services, from individual investor services like estate planning, portfolio reviews and retirement strategies to institutional services like investment management and retirement and benefit plans.

How do Old National associates throughout our footprint remain connected?

Old National associates stay connected in a variety of ways.

The Old National intranet site is an effective tool for sharing company and associate news, best practices and other important information on a daily basis. In addition, the intranet features a wide variety of forms and tools, along with important benefits and recruitment information, educational opportunities made available by the Old National University training team and an interactive organizational chart.

All associates also have access to Microsoft Yammer, an internal social media platform where individuals can collaborate, share success stories and best practices, and recognize one another for a job well done.

As part of our focus on diversity and inclusion, associates also have the opportunity to join a variety of associate resource groups that help create and foster an inclusive environment where different backgrounds, perspectives and experiences are shared and valued. Examples include a Military Veterans Resource Group, PRIDE-LGBT & Allies Resource Group, and an Abilities First Resource Group that focuses on improving opportunities for those with disabilities.

Each region also has an ACE (Associate and Community Engagement) team. This is a group of associates who come together regularly to assess community engagement opportunities for the region while also giving voice to the priorities and needs of that region’s associate base.

Finally, Old National Chairman & CEO Bob Jones, and Old National’s Executive Leadership Group, keep associates abreast of important events and announcements via email and occasional audio postings on the intranet. Associates are also free to “Ask Bob Anything” by sending an email message to a special “Ask Bob” email box.

How does Old National encourage and empower career and personal development?

Associates are encouraged to continually expand their knowledge by self-selecting from a variety of development courses and materials offered through ONUniversity, our in-house training department. Associates also are empowered to pursue other approved educational opportunities. Available jobs within Old National are posted on the intranet, and associates are encouraged to apply for any open position. Strong consideration is given to qualified internal candidates.

We also offer a variety of mentoring-based career development programs that provide opportunities for associates at every level of the company to gain the skills and insights needed to achieve personal and professional growth.

‘About Old National’ FAQ (for internal use only)

A continuous review and feedback process enables associates and their supervisors to establish development criteria and to engage in an ongoing, open dialogue about personal and career goals and opportunities for advancement. Regular “Pulse” surveys allow associates to provide confidential feedback about a wide variety of issues, including internal communications, management performance and job satisfaction.

When can I expect to receive further information about benefits?

Old National is committed to providing all associates and their families with competitive benefits choices. A complete overview of benefits is available at our welcome site for new associates (www.oldnational.com/welcome). Once there, click on the Associate Information tab. You can expect to receive more detailed information in conjunction with benefits enrollment.

We recognize that many of you will have questions regarding Old National’s benefits options and coverages. Between now and closing, members of our Human Resources team will hold meetings with Anchor associates to explain the benefits offered and to answer questions.

How can I learn more about Old National?

As mentioned above, we’ve created a welcome site at www.oldnational.com/welcome. There you can review the Old National associate handbook and link to the complete Old National associate benefits site. You can also learn about key company programs and initiatives. In addition, you can click on “Ask Bob” to send Old National Chairman and CEO Bob Jones a confidential email question.

You can also visit our corporate website, oldnational.com, where you’ll find a wide array of information, including a corporate profile and our corporate annual report, along with information related to our products and services, press releases, community involvement information, a banking center locator and much more.

Additional Information for Employees that are Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in ONB’s Annual Report on Form

10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.